

November 16, 2023

Mark Ragosa
Senior Vice President and Chief Financial Officer
Kiniksa Pharmaceuticals, Ltd.
Clarendon House
2 Church Street
Hamilton HM11, Bermuda

> **Re: Kiniksa Pharmaceuticals, Ltd.**
> **Form 10-K for the fiscal year ended December 31, 2022**
> **Filed March 2, 2023**
> **File No. 001-38492**

Dear Mark Ragosa:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2022

Notes to Consolidated Financial Statements
14. Income Taxes, page F-39

1. In 2021 and 2022, you completed intra-entity asset transfers to Kiniksa UK that resulted in a $185.5 million tax benefit in 2022. Please provide us a summarized analysis supporting your accounting treatment for these transactions, including key terms governing each transfer of intellectual property, the nature and amount of consideration paid by Kiniksa UK and relevant tax regulations. Describe and quantify the methods and key assumptions that you used to determine fair values for the transferred assets. Explain your basis for not recognizing a taxable gain corresponding to the stepped-up tax basis arising from these transactions. Refer us to the technical guidance upon which you relied. Please provide us with proposed disclosure to be included in future filings. In addition, provide us with copies of the supporting Asset Transfer Agreements.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Frank Wyman at 202-551-3660 or Ibolya Ignat at 202-551-3636 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Maddy Zeylikman